

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 8, 2017

Aaron L. Milford
Senior Vice President and Chief Financial Officer
Magellan Midstream Partners, L.P.
Magellan GP, LLC
P.O. Box 22186
Tulsa, OK 74121-2186

      Re: Magellan Midstream Partners, L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 17, 2017
              File No. 1-16335

Dear Mr. Milford:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Loan Lauren P. Nguyen *for*

                    H. Roger Schwall
                    Assistant Director
                    Office of Natural Resources